Contact

www.linkedin.com/in/tyler-tarr-34a34a20 (LinkedIn)

Top Skills

Private Equity
Financial Reporting
Financial Planning

Certifications

CPA (inactive)

Tyler Tarr

CFO at Samesurf Inc.
Los Angeles Metropolitan Area

Summary

Seasoned operating and financial executive with extensive experience in; mergers and acquisitions, debt and equity financing and business development. Public company CFO/COO experience in the US & UK.

Experience

Marconi Capital
Partner
January 2020 - Present (3 years 7 months)

InvVax, Inc.
Board Member
January 2020 - Present (3 years 7 months)
Pasadena, California, United States

Samesurf, Inc.
Chief Financial Officer
January 2013 - Present (10 years 7 months)
Beverly Hills, California

Sattva Block Co.
Fractional CFO
March 2022 - December 2022 (10 months)
Zurich, Switzerland

Bioself Technology Ltd
CFO
December 2020 - April 2022 (1 year 5 months)

Danu Capital Group
Managing Director
January 2008 - January 2021 (13 years 1 month)
Greater Los Angeles Area

Education

University of Wisconsin Oshkosh

Accounting and Business/Management